Exhibit 8.1

List of subsidiaries and affiliated entities of the Registrant

Subsidiaries	Place of Incorporation	Ownership Interest
TuanChe Information Limited	Hong Kong	100%
TuanYuan Internet Technology (Beijing) Co., Ltd.	PRC	100%

Major VIEs	Place of Incorporation	Ownership Interest
TuanChe Internet Information Service (Beijing) Co., Ltd.	PRC	100%
Best Cars Limited	British Virgin Islands	100%

Major subsidiaries of VIEs	Place of Incorporation	Ownership Interest
Beijing Zhongrui Guochuang Automobile Sales & Service Co., Ltd.*	PRC	100%
TuanChe (Beijing) Automobile Sales & Service Co., Ltd.	PRC	100
Beijing GuoHeng Chuangxin Automobile Sales & Service Co., Ltd.	PRC	100%
Tengzhou GuoChuang Automobile Sales & Service Co., Ltd.	PRC	100%
Tianjin Hengyuan Chuangxin Automobile Sales Co., Ltd.	PRC	100%

* On June 22, 2018, Zhongrui Guochuang was restructured from being a VIE of TuanYuan to a subsidiary of TuanChe Internet.